


SAVING TIME

Without Sacrificing Health

GRIT GROCERY



THE PROBLEM: HEALTHY IS HARD

Meal planning and shopping for quality ingredients take time



GROCERY SHOPPING

- Transit time
- Parking
- Endless aisles
- Wait at register
- Planning the meal

GETTING TOGETHER

- Planning the meal
- Scheduling
- Inviting Friends
- Who brings what?
- Who pays for what?

TIME WASTED: 1 HR+

TIME WASTED: 2 HR+

THE SOLUTION: MAKE HEALTHY EASY

Grit brings local and unprocessed meal kits directly to your neighborhood in a mobile market



GROCERY TRUCK

- Truck in neighborhood
- Walk or bike to truck
- Small scale/footprint
- Curated product offering
- Meal bundles with recipes

MOBILE APPLICATION

- Pick up a meal
  (from Grit Bundles)
- Schedule and invite friends
- Divide up responsibilities

TIME SPENT: 10 MIN

TIME SPENT: 10 MIN

THE MODEL: FARM-TO-TABLE INNOVATION

Three key elements that foster a unique shopping experience and reconnect people and food



CURATE—SUPPLY CHAIN

Distilled product line focused on local and unprocessed goods and meal design

CART—GROCERY TRUCK

Neighborhood truck with simple meal bundle options

COMMUNITY—MOBILE APP

Provide an easier way to get together for a meal

THE MARKET: NATURAL & ORGANIC

High growth and healthy margins

HIGHLIGHTS

- $70 Billion Sales (US)
- $3 Billion Sales Houston
- 11% Growth Rate
- 6% Profit Margin
- 20% of Consumer Spending



NATURAL & ORGANIC FOODS (1997–2019)

Legend: Other | Meat, Fish, Poultry | Breads and Grains | Dairy | Fruits and Vegetables



THE PROOF: REVENUE POSITIVE

Proven customer acquisition and sales growth

- $50,000 Revenue (6 mths)
- 1,457 Transactions
- $22 Average Transaction
- 67% Return Rate
- 4 Metro Neighborhoods:
  - Downtown
  - EaDo
  - Magnolia Grove
  - Museum District



GRIT GROCERY SALES (5/1–12/20)



THE GROWTH: ADD CITIES AND LICENSING

Get profitable with trucks and stalls; scale with mobile app and licensing

---

MAKE HOUSTON
Happen



TEXAS
Takeover



BIG CITY
Breakthrough

YEAR 1–2

- 35 Trucks in Houston

YEAR 3–4

- 140 Trucks in Houston, Dallas, Austin, and San Antonio

YEAR 5–6

- 360 Trucks (licensed) in Fast Growing Cities across U.S. (San Francisco, Seattle, Atlanta, Denver, New Orleans, Orlando, etc.)

LICENSING ADDITION

Truck Design ° Vendor Management ° Curation Innovation ° Data Analytics

THE DIFFERENCE: MEAL KITS & MOBILE MARKETS

Bundles in your neighborhood without the subscription burden

	Grit	Big Box	Online
Flexible and Easy to Evolve/Relocate	✔	✘	✔
Distilled/Curated Product Line	✔	✘	✔
Bundled Meal Solutions	✔	✘	✔
Focused Purely on Local/Unprocessed	✔	✘	✘
Moderate Price Point	✔	✔	✘
No Subscription Required	✔	✔	✘
Sensory Shopping Experience	✔	✔	✘

Experience the Grit Grocery difference.

THE BONUS: ADDITIONAL REVENUE STREAMS

The vision to further develop each element of the business model

CURATE—SUPPLY CHAIN

Wholesale division selling to restaurants and delivering to corporate and / or business locations



CART— GROCERY TRUCK

Alcohol sales, local beer, Texas wine, and Grit merchandise line

COMMUNITY—MOBILE APP

Advertising sales within app and market data gleaned from mobile app feedback

THE TEAM: OUTSIDERS & INNOVATORS



MICHAEL POWELL

Cultural Anthropologist PhD—Rice University

Food Retail, Marketing, Branding, Consulting, Cultural Research
Home Brand, Store Design, Customer Experience, Product Mix



JAMAL ANSARI

Finance & Predictive Analytics MBA—Rice University

Energy Trading Models, Technical Consulting, Entrepreneurship,
Data Analytics, Application Development, Finance



KELLY WINDHAM

Education & English Literature—Texas A&M University

Education, Communication, Community Development
Marketing, Public Relations, Community Partnerships



DUSTIN WINDHAM

Supply Chain & Ops Management MBA - Rice University

Sales, Marketing, Communication, Business Development Operations,
Sales, Supply Chain Development





GRIT BELIEVES...

- **PROCESSED IS NOT PROGRESS**

- **LOCAL IS BETTER**

- **LESS IS MORE**

- **COOKING CONNECTS**

- **YOUR TIME MATTERS**

